Exhibit 99.34

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

Valour Inc. (“Valour” or the “Company”)

198 Davenport Road

Toronto, Ontario

M5R 1J2

ITEM 2	Date of Material Change:

June 22, 2023

ITEM 3	News Release:

A news release was issued by the Company on June 22, 2023 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change:

Valour has appointed Suzanne Ennis as a member of the board of directors of the Company effective immediately.

ITEM 5	Full Description of Material Change:

Valour has appointed Suzanne Ennis as a member of the board of directors of the Company effective immediately.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Olivier Roussy Newton

Chief Executive Officer

olivier@valour.com

ITEM 9	Date of Report:

June 22, 2023